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November 28, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: S. Buskirk and C. Moncada-Terry

Dear Sirs/Mesdames:

Continental Minerals Corporation
Registration Statement on Form F-4 (“F-4”)
Filed November 21 2006
File No. 333-135566

Further to our telephone conversation today with S. Buskirk and B. Skinner regarding the Commission’s accounting comments on the F-4, we write on behalf of Continental Minerals Corporation (“Continental”). Today we have filed via EDGAR Amendment No. 5 to the F-4 (the “Amended F-4”), which addresses the Commission’s accounting comments we discussed. We confirm that C. Moncada-Terry has indicated there are no further Commission comments on the F-4, apart from the accounting comments discussed herein.

In response to your request to provide further disclosure to comment #4 in the SEC comment letter dated November 17, 2006 on the F-4 Amendment No. 4 (the “SEC Comment Letter”), we have deleted the following paragraph:

“Continental’s plans for the development of the Xietongmen Property and the Surrounding Properties are subject to a number of risks, including that the exploration activities on the properties may not be commercially successful, which could lead to abandonment of the plans and the inability to recover investments in exploration and the properties. (See “Risk Factors – Risks related to Continental’s Business After the Merger”.) If the exploration activities suggest that commercial mining would not be successful, or if mineral prices decline significantly, Continental may be required to write-down the value of the Xietongmen Property and Surrounding Properties to their fair values, if the recorded value of the properties is less than the undiscounted cash flows expected from these assets. As well, certain risk factors, if occurring, may impact the going concern basis of financial statement presentation adopted in Continental’s consolidated financial. If Continental failed to continue as a going concern by reason of not obtaining additional financial resources or achieving positive cash flows or for other reasons, its assets and liabilities on its financial statements may have to be restated on a liquidation basis, which is significantly different than a going concern basis. This may cause a write-down in the value of the Xietongmen Property and Surrounding Properties, if the book value or carrying amount of the properties exceeds the undiscounted cash flows expected from those assets.”

and have replaced it with the following disclosure at page 86-88 in the Amended F-4:

“Critical Accounting Policies And Estimates

Continental’s consolidated financial statements and accompanying notes have been prepared in accordance with Canadian GAAP with a reconciliation to US GAAP. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas require the use of management estimates related to the determination of potential impairments of investments in mineral properties.

Continental regularly evaluates the accounting policies and estimates that it uses to prepare its consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

The amount recorded for the Xietongmen Property is subject to impairment considerations under Canadian and US GAAP. Continental reviews and evaluates this property and its other long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Any impairment loss would be measured as the amount by which the asset carrying value exceeds its fair value. No impairment losses were recorded during the years ended December 31, 2005 and 2004.

Where conditions suggest impairment of long-lived assets, estimated future net cash flows from each property or group of properties would be calculated using estimated future mineral prices; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis. Assumptions underlying future cash flow estimates are subject to risks and uncertainties as discussed below. Continental expects to base its determination of fair value on the calculation of discounted cash flows related to each property or group of properties.

Future cash flows for the Xietongmen Property and the Surrounding Properties include estimates of existing and recoverable amounts of minerals, mineral prices (considering current and historical prices, price trends and related factors), production rates and costs, capital and reclamation costs as appropriate. Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future mineral prices, future operating costs and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources, which in turn could have a material effect on the carrying value of the Xietongmen Property. Continental has recognized that development of the Xietongmen Property is a long-term project and any assumptions that may be made in any evaluation or analysis would be highly volatile, difficult to predict and subject to material change given that a feasibility study has not been completed on the Xietongmen Property.

In any impairment evaluation or analysis, management of Continental would take into consideration the political climate of China and related geopolitical risks, lack of engineering and more precise pre-feasibility work, permitting risks and other contingencies. Continental’s plans for the development of the Xietongmen Property and the Surrounding Properties are also subject to a number of other risks, including the inability to access the mineral properties or that the exploration activities on the properties may not be successful, which could lead to abandonment of the mineral properties. (See “Risk Factors – Risks related to Continental’s Business After the Merger”.) Any future changes to these risks will inherently impact Continental’s estimate of the future cash flows to be generated from the mineral properties and could have a material impact on the carrying value of the mineral properties.

If any of the risk factors listed above suggest that commercial mining would not be successful, or if mineral prices decline significantly, Continental may be required to write-down the value of the Xietongmen Property and Surrounding Properties to their fair values, if the recorded value of the properties exceeds the undiscounted cash flows expected from these assets. As well, certain risk factors, if occurring, may impact the going concern basis of financial statement presentation adopted in Continental’s consolidated financial statements. If Continental failed to continue as a going concern by reason of not obtaining additional financial resources or achieving positive cash flows or for other reasons, its assets and liabilities on its financial statements may have to be restated on a liquidation basis, which is significantly different than a going concern basis. This may cause a write-down in the value of the Xietongmen Property and Surrounding Properties, if the book value or carrying amount of the properties exceeds the undiscounted cash flows expected from those assets.”

As part of this changed text, you will see that we have fixed the typo in the phrase (emphasis added):

“…Continental may be required to write-down the value of the Xietongmen Property and Surrounding Properties to their fair values, if the recorded value of the properties is less than the undiscounted cash flows expected from these assets.”

to instead read:

“…Continental may be required to write-down the value of the Xietongmen Property and Surrounding Properties to their fair values, if the recorded value of the properties exceeds the undiscounted cash flows expected from these assets.”

Finally, we thank you for pointing out that we have a typo in our response to comment #6 in the SEC Comment Letter, which included the paragraph:

“The historical 10 year average price of copper presented under Scenario 3 and sourced from page 24 of the Barclays Capital Commodities Research Report, October 2006 (the “Barclays Report”) has been revised from $2.29 to $1.04 per pound of copper. The forecasted price of copper presented under Scenario 4 and sourced from page 24 of the Barclays Report has been revised from $3.08 to $1.04 per pound of copper. This revision made to the price of copper results from a correction of an error in the interpretation of the prices used in the Barclays Report.”

Instead of $1.04 as stated, it should have said $1.40 in the paragraph above.

We look forward to hearing from you at your earliest convenience. If you have any questions or concerns with respect to the above, please contact Steve Mathiesen at (604) 691-7415.

Yours truly,

/s/ Steve Mathiesen

Steve Mathiesen
for Lang Michener LLP

SMM/

cc:	Great China Mining Inc.

cc:	Continental Minerals Corporation
Attention: Mr. Gerald Panneton